Filed pursuant to Rule 424(b)(5)
Registration No. 333-211291

Title of Each Class of Securities Offered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock	1,696,250	$122.03	$206,993,388	$20,844.23

(1)	Includes 221,250 shares of common stock which may be issued on exercise of a 30-day option granted to the underwriter to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended (the “Securities Act”). The price per share and aggregate offering price are based on the average of the high and low sale prices reported on the New York Stock Exchange for shares of the registrant on May 10, 2016.
(3)	Calculated in accordance with Rule 456(b) and 457(r) of the Securities Act.

PROSPECTUS

1,475,000 Shares

Core Laboratories N.V.

Common Stock

We are offering 1,475,000 shares of our common stock.

Our common stock is listed on the New York Stock Exchange and Euronext Amsterdam Stock Exchange (“Euronext Amsterdam”) under the symbol “CLB”. On May 10, 2016, the last reported trading price of our common stock on the New York Stock Exchange was $122.36 per share and on Euronext Amsterdam was €116.00 per share.

The underwriter has agreed to purchase the shares of common stock from us at a price of $116.67 per share, which will result in approximately $172.1 million of net proceeds to us before expenses.

The underwriter proposes to offer the shares of common stock from time to time for sale in one or more transactions on the New York Stock Exchange or on Euronext Amsterdam, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

Investing in our common stock involves risks. Please read “Risk Factors” beginning on page 7 of this prospectus and other information included or incorporated by reference in this prospectus.

We have granted the underwriter the option to purchase up to an additional 221,250 shares from us on the same terms and conditions as set forth above within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock will be made on or about May 17, 2016.

Credit Suisse

The date of this prospectus is May 11, 2016

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized any dealer, salesman or other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and is not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of such document, regardless of the time of delivery of this prospectus or any sale of a security.

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ABOUT THIS PROSPECTUS

Additional information, including our financial statements and the notes thereto, is incorporated in this prospectus by reference to our reports filed with the SEC. Please read “Where You Can Find More Information” below. You are urged to read this prospectus carefully, including “Risk Factors,” and the documents incorporated by reference in their entirety before investing in our securities.

Unless the context requires otherwise or unless otherwise noted, all references in this prospectus to “Core Lab” and to the “Company,” “we,” “us” or “our” are to Core Laboratories N.V. and its consolidated affiliates.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov. You may also access the information we file electronically with the SEC through our website at www.corelab.com. We have not incorporated by reference into this prospectus the information included on, or linked from, our website (other than to the extent specified elsewhere herein), and you should not consider it to be a part of this prospectus. You may also inspect reports, proxy statements and other information about Core Lab at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005. We also file Annual Accounts and Semi-Annual Accounts with the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten).

We “incorporate by reference” information into this prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded or modified by information contained expressly in this prospectus. You should not assume that the information in this prospectus is current as of any date other than the date on the cover page of this prospectus.

Any information that we file under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1933, as amended (the “Exchange Act”), from the date of this prospectus until the termination of each offering under this prospectus, and that is deemed “filed” with the SEC, will automatically be incorporated by reference into this prospectus and update and supersede this information. Any such statement so modified or superseded shall not be deemed to constitute a part of this prospectus, except as so modified or superseded. We also incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2015;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2016; and

•	our Definitive Proxy Statement on Schedule 14A filed on March 23, 2016.

You can obtain copies of any of these documents without charge upon written or oral request by requesting them in writing or by telephone at:

General Counsel

c/o Core Laboratories LP

6316 Windfern Road

Houston, Texas 77040

(713) 328-2673

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information in this prospectus, including the documents incorporated by reference herein, includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. These “forward-looking statements” are based on an analysis of currently available competitive, financial and economic data and our operating plans. They are inherently uncertain and investors should recognize that events and actual results could turn out to be significantly different from our expectations. By way of illustration, when used in this document, words such as “anticipate”, “believe”, “expect”, “intend”, “estimate”, “project”, “will”, “should”, “could”, “may”, “predict” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. You are cautioned that actual results could differ materially from those anticipated in forward-looking statements. Any forward-looking statements, including statements regarding the intent, belief or current expectations of us or our management, are not guarantees of future performance and involve risks and uncertainties that we cannot predict and assumptions about us and the industry in which we operate that may prove to be incorrect. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors” in this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference herein.

Forward-looking statements may include statements about:

•	our ability to continue to develop or acquire new and useful technology;

•	the realization of anticipated synergies from acquired businesses and future acquisitions;

•	our dependence on one industry, oil and gas, and the impact of commodity prices on the expenditure levels of our clients;

•	competition in the markets we serve;

•	the risks and uncertainties attendant to adverse industry, political, economic and financial market conditions, including stock prices, government regulations, interest rates and credit availability;

•	unsettled political conditions, war, civil unrest, currency controls and governmental actions in the numerous countries in which we operate;

•	changes in the price of oil and natural gas;

•	integration of acquired businesses;

•	the effects of industry consolidation;

•	pending legal or environmental matters;

•	general economic conditions;

•	uncertainty regarding our future operating results; and

•	plans, objectives, expectations and intentions contained in this prospectus that are not historical.

Our businesses depend, to a large degree, on the level of spending by oil and gas companies for exploration, development and production activities. Therefore, a sustained or further decrease in the price of natural gas or oil, which could have a material impact on exploration, development and production activities, could also materially affect our financial position, results of operations and cash flows.

The above description of risks and uncertainties is by no means all-inclusive, but is designed to highlight what we believe are important factors to consider. Our outlook is subject to various important cautionary factors, including risks and uncertainties related to the oil and natural gas industry, business conditions, international markets, international political climates, governmental action and other factors.

For example, it has been reported that the United States Department of Justice (the “DOJ”) is conducting an investigation of Unaoil, a Monaco based company, related to activities Unaoil may have engaged in related to international projects involving several global companies, including Core Lab. The DOJ has contacted us in connection with that investigation, and we are cooperating with its requests for information. For a discussion of risk and uncertainties, please read our Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference herein, and the “Risk Factors” section in this prospectus.

Should one or more of the risks or uncertainties described in this prospectus or the documents incorporated by reference herein occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements, expressed or implied, included in this prospectus and the documents incorporated by reference herein are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and the documents we incorporate by reference. It does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus, the documents incorporated by reference and the other documents to which we refer for a more complete understanding of our business and this offering. Please read the section entitled “Risk Factors” in this prospectus on page 7 and in our Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference in this prospectus, for more information about important factors you should consider before investing in our common stock in this offering.

Except as the context otherwise indicates, the information in this prospectus assumes no exercise of the underwriter’s option to purchase additional shares of common stock.

Our Company

Core Lab is a public company with limited liability (naamloze vennootschap) incorporated under the laws of The Netherlands. We were established in 1936 and are one of the world’s leading providers of proprietary and patented reservoir description, production enhancement and reservoir management services to the oil and gas industry. These services and products are directed toward enabling our clients to improve reservoir performance and increase oil and gas recovery from their producing fields. We have over 70 offices in more than 50 countries and have approximately 4,400 employees.

Corporate Information

Our principal executive offices are located at Strawinskylaan 913, Tower A, Level 9, 1077 XX Amsterdam, the Netherlands, and our telephone number is +31(0) 20 420-3191. Our website address is www.corelab.com. Except for information specifically incorporated by reference into this prospectus that may be accessed from our website, the information on our website is not part of this prospectus, and you should rely only on information contained or incorporated by reference in this prospectus when making a decision as to whether or not to invest in our common stock.

THE OFFERING

Issuer	Core Laboratories N.V.

Shares of Common Stock Offered	1,475,000 shares of common stock (1,696,250 shares of common stock if the underwriter exercises its option to purchase additional shares of common stock in full).

Common Stock Outstanding Following this Offering(1)	43,874,633 shares of common stock (44,095,883 shares of common stock if the underwriter exercises its option to purchase additional shares of common stock in full).

Option to Purchase Additional Shares	We have granted the underwriter a 30-day option to purchase up to 221,250 additional shares of common stock.

Use of Proceeds
We will use the estimated net proceeds from this offering of approximately $171.4 million (or $197.2 million if the underwriter exercises its option to purchase additional shares in full) to repay a portion of the outstanding borrowings under our revolving credit facility. For more information about our use of proceeds from this offering, see “Use of Proceeds.”

Because a member of the selling group is a lender under our revolving credit facility and will receive 5% or more of the net proceeds of this offering due to our repayment of amounts outstanding under our revolving credit facility using the net proceeds from this offering, it is deemed to have a “conflict of interest” under Rule 5121 of the FINRA rules. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. The appointment of a “qualified independent underwriter” is not required in connection with this offering as a “bona fide public market,” as defined in Rule 5121, exists for our common stock. See “Underwriting (Conflicts of Interest).”

Risk Factors
You should consider carefully the information under the heading “Risk Factors” beginning on page 7 of this prospectus and all other information contained or incorporated by reference herein before deciding to invest in our common stock.

Exchange Listing	Our common stock is traded on the New York Stock Exchange and Euronext Amsterdam under the symbol “CLB.”

(1)	Based on 42,399,633 shares outstanding as of May 10, 2016. Excludes common stock issuable upon vesting of outstanding restricted stock units or exercise of outstanding stock options.

RISK FACTORS

An investment in our common stock involves a significant degree of risk. Before you invest in our common stock, you should carefully consider those risk factors included in our most recent Annual Report on Form 10-K, any subsequently filed Quarterly Reports on Form 10-Q and any subsequently filed Current Reports on Form 8-K, which are incorporated herein by reference, and those risk factors included herein, together with all of the other information included in this prospectus and the documents we incorporate by reference, in evaluating an investment in our common stock. If any of the risks discussed in the foregoing documents were to occur, our business, financial condition, results of operations and cash flows could be materially adversely affected. Please read “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Related to the Offering and Our Common Stock

The market price of our common stock has fluctuated substantially in the past and is likely to fluctuate in the future as a result of a number of factors. As a result, the price of our common stock in this offering may not be indicative of the market price of our common stock after this offering.

The market price of our common stock has historically experienced and may continue to experience volatility. For example, during 2015, the market price of our common stock on the New York Stock Exchange ranged between $87.27 and $134.87 and €77.21 and €121.00 on Euronext Amsterdam. Such fluctuations may continue because of numerous factors, including, but not limited to:

•	the level of exploration, development, production activity and the corresponding capital spending by oil and natural gas companies, including national oil companies;

•	quarterly fluctuations in our operating results and those of our competitors;

•	changes in stock market analysts’ estimates of our future performance and the future performance of our competitors and changes in investment recommendations with respect to our or our competitors’ common stock;

•	events affecting other companies that the market deems comparable to us;

•	changes by securities analysts following our business or industry;

•	general conditions in our industry; and

•	general economic conditions in the United States and other areas.

Our financial position, our cash flows, our results of operations and our stock price could be materially adversely affected if commodity prices do not improve or decline further. In addition, in recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. Our stock price may experience extreme volatility due to uncertainty regarding commodity prices. These market fluctuations, regardless of the cause, may materially and adversely affect our stock price despite our operating results. The price of our common stock in this offering may not be indicative of the market price of our common stock after this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering. In the event of a drop in the market price of our common stock, you could lose all or a substantial part of your investment in our common stock.

Our Articles of Association and Dutch corporate law contain provisions that may discourage, delay or prevent a takeover attempt and may affect the market price of our common stock.

Provisions contained in our articles of association (as amended from time to time, the “Articles of Association”) and the laws of the Netherlands could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. Provisions of our Articles of Association impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. Among other things, these provisions:

•	authorize our board of supervisory directors (the “Supervisory Board”) to issue preferred stock until May 2017, including for defensive purposes, and shares of common stock, in each case without shareholder approval; and

•	do not provide for shareholder action by written consent, thereby requiring all shareholder actions to be taken at a general meeting of shareholders.

These provisions, alone or together, could discourage, delay or prevent hostile takeovers and changes in control of our company or changes in our management. See “Description of Share Capital—Anti-Takeover Provisions.”

We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

Our Articles of Association authorizes us to issue, without the approval of our shareholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our Supervisory Board may determine by resolution. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our supervisory directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

Our declaration of dividends is within the discretion of our Supervisory Board, and subject to certain limitations under Dutch law and our outstanding debt instruments, and there can be no assurance that we will continue to pay dividends.

Our dividend policy is within the discretion of our Supervisory Board and will depend upon, among other things, our results of operations, financial condition, capital requirements, investment opportunities, future earnings, general business conditions and other relevant factors. We can provide no assurance that we will continue to pay dividends on our common stock. No dividends on our common stock will accrue in arrears. In addition, Dutch law, our Articles of Association, the master note purchase agreement related to our two series of outstanding senior notes and our credit facility contain certain restrictions on a company’s ability to pay cash dividends, and we can provide no assurance that those restrictions will not prevent us from paying a dividend in future periods. See “Dividend Policy.”

Our ability to make payments on and to refinance our indebtedness, to fund planned capital expenditures, and pay our dividend depends, in part, on our ability to generate cash in the future. This ability is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

No assurance can be given that we will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to service and repay our indebtedness or to fund our other liquidity needs. The master note purchase agreement governing our senior notes and our revolving credit facility contain a number of restrictive covenants that impose operating and financial restrictions on us. Our ability to borrow under our revolving credit facility and comply with some of the covenants, ratios or tests contained in our master note purchase agreement and revolving credit facility may be affected by events beyond our control. If market or other economic conditions continue or deteriorate, and our financial performance does not improve, our ability to borrow under our revolving credit facility could be reduced and our ability to comply with these covenants, ratios or tests may be impaired. A failure to comply with the covenants, ratios or tests could result in an event of default, which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations. As a result of these covenants, we may be limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs. If we are unable to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure that any refinancing or debt restructuring would be possible or, if possible, would be completed on favorable or acceptable terms, that any assets could be sold or that, if sold, the timing of the sales and the amount of proceeds realized from those sales would be favorable to us or that additional financing could be obtained on acceptable terms. Disruptions in the capital and credit markets could adversely affect our ability to refinance our indebtedness, including our ability to borrow under our existing revolving credit facility. Banks that are party to our existing revolving credit facility may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time.

Future sales of our common stock in the public market could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock or convertible securities. We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock or convertible securities will have on the market price of our common stock or convertible securities. Sales or issuances of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

Changes in tax law may affect our tax position.

The tax laws, treaties and regulations in the Netherlands, our jurisdiction of incorporation and our current resident state for tax purposes, and in the other jurisdictions in which we operate may be subject to change, and there may be changes in enforcement of tax law. Additionally, the tax laws, treaties and regulations in these jurisdictions are complex and subject to varying interpretations. We cannot be sure that our interpretations are accurate or that the responsible tax authority agrees with our views. If our tax positions are challenged by the tax authorities, we or our subsidiaries could incur additional tax liabilities, which could increase our costs of operations and have a material adverse effect on our business, financial condition, results of operations and prospects.

Further changes in the tax laws of the jurisdictions in which we or our subsidiaries operate could arise as a result of the base erosion and profit shifting (“BEPS”) project being undertaken by the Organisation for Economic Cooperation and Development (“OECD”). The OECD, which represents a coalition of member countries that encompass certain of the jurisdictions in which we or our subsidiaries operate, is undertaking studies and publishing action plans that include recommendations aimed at addressing what they believe are issues within tax systems that may lead to tax avoidance. It is possible that the jurisdictions in which we or our subsidiaries do business could react to the BEPS initiative or their own concerns by enacting tax legislation that could adversely affect us or our subsidiaries or our shareholders through increasing the group’s tax liabilities. Further changes in the tax laws of the European Union (“EU”) jurisdictions in which we or our subsidiaries operate could arise if the proposed directive against perceived tax avoidance practices that directly or indirectly affect the functioning of the internal market (2016/011 (CNS)) is adopted. On January 28, 2016, the European Commission published the proposed directive. The adoption of this directive is uncertain and it may be altered prior to its adoption.

Dealings in common stock could be subject to a future European Financial Transactions Tax.

The European Commission has published a proposal for a Directive for a common financial transactions tax (“FTT”) in Belgium, Germany, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia (the “Member States”).

The proposed FTT has a very broad scope and could, if introduced in the form proposed on February 14, 2013, apply to certain dealings in common stock (including secondary market transactions) in certain circumstances. Under the February 14, 2013 proposals, the FTT could apply in certain circumstances to persons both within and outside of the participating Member States. Generally, it would apply to certain dealings in common stock where at least one party is a financial institution, and at least one party is established in a participating Member State. A financial institution may be, or be deemed to be, “established” in a participating Member State in a broad range of circumstances, including (i) by transacting with a person established in a participating Member State or (ii) where the financial instrument which is subject to the dealings is issued in a participating Member State.

Recently, Estonia has withdrawn from the initiative. The remaining, participating Member States have set a new deadline for implementation of June 2016, as the proposed implementation date of January 1, 2016 was not met. The FTT proposal remains subject to negotiation between the remaining participating Member States. It may therefore be altered prior to any implementation. Additional EU Member States may decide to participate and/or other participation Member States may also decide to withdraw. Prospective holders of common stock are advised to seek their own professional advice in relation to the FTT.

USE OF PROCEEDS

We expect the net proceeds from this offering to be approximately $171.4 million (or approximately $197.2 million if the underwriter exercises its option to purchase additional shares in full), after deducting estimated fees and expenses. We intend to use the net proceeds from this offering to repay a portion of the outstanding borrowings under our revolving credit facility incurred as a result of working capital requirements, our share repurchase program and cash dividend payments.

As of May 10, 2016, we had approximately $261 million of outstanding borrowings and $25.4 million of letters of credit outstanding under our revolving credit facility resulting in an available borrowing capacity under the revolving credit facility of $113.6 million. The revolving credit facility bears interest at variable rates from LIBOR plus 1.25% to a maximum of LIBOR plus 2.00%, which was approximately 2.06% as of May 10, 2016. Our revolving credit facility will mature on August 29, 2019. We may at any time re-borrow amounts repaid under our revolving credit facility.

Because a member of the selling group is a lender under our revolving credit facility and will receive 5% or more of the net proceeds of this offering due to our repayment of amounts outstanding under our revolving credit facility using the net proceeds from this offering, it is deemed to have a “conflict of interest” under Rule 5121 of the FINRA rules. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. The appointment of a “qualified independent underwriter” is not required in connection with this offering as a “bona fide public market,” as defined in Rule 5121, exists for our common stock. See “Underwriting (Conflicts of Interest).”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2016:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the issuance and sale of our common stock offered hereby and the application of estimated net proceeds (assuming no exercise of the underwriter’s option to purchase additional shares) as described in “Use of Proceeds.”

This table should be read in conjunction with, and is qualified in its entirety by reference to, “Use of Proceeds” and our historical audited consolidated financial statements and the accompanying notes in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, which is incorporated by reference into this prospectus.

	As of March 31, 2016
(in thousands)	Actual	As adjusted
Cash and cash equivalents(1)	$16,665	$16,665

Long-term indebtedness:
Revolving credit facility(1)	$259,000	$87,612
Senior notes	150,000	150,000
Less: Debt issuance costs	(1,888)	(1,888)

Total indebtedness	$407,112	$235,724

Equity:
Common stock, €0.02 par value; 200,000,000 shares authorized; 44,350,002 issued and 42,391,696 outstanding shares (actual) and 45,825,002 shares issued and 43,866,696 outstanding (as adjusted)	1,142	1,175
Preferred stock; €0.02 par value; 6,000,000 shares authorized; none issued or outstanding	—	—
Additional paid-in capital	2,356	173,711
Retained earnings	210,983	210,983
Accumulated other comprehensive income (loss)	(11,330)	(11,330)
Treasury shares (at cost; 1,958,306 shares)	(236,533)	(236,533)

Total Core Laboratories N.V. shareholders’ equity (deficit)	(33,382)	138,006
Non-controlling interest	5,400	5,400

Total equity	(27,982)	143,406

Total capitalization	$379,130	$379,130

(1)	As of May 10, 2016, we had approximately $261 million of outstanding borrowings and $25.4 million of letters of credit outstanding under our revolving credit facility resulting in an available borrowing capacity under the revolving credit facility of $113.6 million.

PRICE RANGE OF COMMON STOCK

Our common shares trade on the New York Stock Exchange and Euronext Amsterdam under the symbol “CLB”. The range of high and low sales prices per share of the common shares as reported by the New York Stock Exchange and Euronext Amsterdam are set in the following table for the periods indicated:

	New York Stock Exchange		Euronext Amsterdam
	(U.S. Dollars)		(Euros)
	High	Low	High	Low
2014:
First Quarter	$206.42	$172.41	€145.05	€130.00
Second Quarter	$221.00	$150.50	€157.00	€112.50
Third Quarter	$168.40	$143.14	€125.00	€109.80
Fourth Quarter	$147.11	$109.88	€122.00	€ 89.66
2015:
First Quarter	$120.34	$87.27	€104.90	€ 77.21
Second Quarter	$134.87	$104.24	€121.00	€ 96.00
Third Quarter	$118.78	$91.63	€107.00	€ 87.50
Fourth Quarter	$125.42	$94.36	€116.00	€ 88.50
2016:
First Quarter	$118.87	$84.50	€108.00	€ 71.52
Second Quarter (through May 10, 2016)	$135.49	$102.22	€120.00	€ 92.00

On May 10, 2016, the last sales price of our common stock as reported on the New York Stock Exchange was $122.36 per share and €116.00 per share as reported on Euronext Amsterdam.

As of May 10, 2016, there were 212 holders of record of our common stock.

DIVIDEND POLICY

In July 2008, Core Lab announced the initiation of a cash dividend program. Cash dividends of $0.55 were paid for the first quarter of 2016 and each quarter of 2015 and $0.50 per share were paid each quarter of 2014. The declaration and payment of future dividends will be at the discretion of the Supervisory Board and will depend upon our results of operations, financial condition, capital requirements, investment opportunities, future earnings, general business conditions and other relevant factors. There is no assurance that we will pay any cash dividends on our common stock.

Subject to certain exceptions, Dutch law provides that dividends may only be paid out of profits as shown in our annual financial statements as adopted by the general meeting of shareholders. Moreover, dividends may be distributed only to the extent the shareholders’ equity exceeds the sum of the amount of paid-up and called parts of the company’s share capital and any reserves that must be maintained under the law or our Articles of Association. Interim dividends may be declared as provided in our Articles of Association and may be distributed to the extent that the shareholders’ equity exceeds the amount of the paid-up and called capital plus any reserves that must be maintained under the law or our Articles of Association, as apparent from a statement of assets and liabilities prepared on the basis of generally accepted accounting principles. Interim dividends should be regarded as advances on the final dividend that a company intends to declare with respect to the ongoing financial year or—if the annual accounts have not yet been adopted—the previous financial year. Should it be determined that any distribution made was not permitted, the shareholders or any other person entitled to profits must repay the dividends declared to the extent such shareholder or person was or should have been aware that the distribution was not permitted.

Because we are a holding company that conducts substantially all of our operations through subsidiaries, our ability to pay cash dividends on the common shares is also dependent upon the ability of our subsidiaries to pay cash dividends or otherwise distribute or advance funds to us and upon the terms and conditions of our existing and future credit arrangements. Our ability to pay dividends is further limited by our revolving credit facility and the master note purchase agreement, dated as of September 30, 2011, governing our two series of outstanding senior notes.

DESCRIPTION OF SHARE CAPITAL

The following summary of the terms of our ordinary shares does not purport to be complete and is subject to and qualified in its entirety by reference to applicable Dutch law and our articles of association, which we refer to as our Articles of Association. A copy of our Articles of Association has been filed with the SEC and is incorporated by reference in this prospectus. See “Where You Can Find More Information.” Our Articles of Association and relevant Dutch law, not this summary, define your rights as a holder of shares of our common stock.

Authorized Capital

Our Articles of Association authorizes 200,000,000 shares of common stock, par value €0.02 per share, and 6,000,000 preferred shares, par value €0.02 per share, for issuance. As of May 10, 2016, we had 42,399,633 shares of common stock outstanding and did not have any preferred shares currently outstanding.

Under Dutch law, our authorized capital stock is the maximum capital that we may issue without amending our Articles of Association. An amendment of our Articles of Association would require a resolution from the general meeting of shareholders.

Our common stock has traded under the symbol “CLB” on the New York Stock Exchange since 1998 and was dual-listed on Euronext Amsterdam on May 16, 2012.

Except as otherwise provided by Dutch law or our Articles of Association, holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders, will have the exclusive right to vote for the election of directors and do not have cumulative voting rights.

Issuance of Capital Stock

Under Dutch law, we may only issue capital stock pursuant to a resolution of the general meeting of shareholders, unless another corporate body has been designated to do so by a resolution of the general meeting of shareholders or by our Articles of Association. Our Supervisory Board is designated by our Articles of Association for a period of five years until November 21, 2016 to issue shares and grant rights to subscribe for shares up to the amount of unissued shares in our authorized capital stock. The designation may be extended from time to time, with periods not exceeding five years, by a resolution of the general meeting of shareholders adopted with a simple majority, provided that such resolution is proposed by the Supervisory Board.

Pre-Emptive Rights

Under Dutch law, in the event of an issuance of shares of common stock, each holder of common stock will have a pro rata pre-emptive right based on the number of shares of common stock held by such shareholder. Preemptive rights do not apply with respect to the issuance of preferred stock, or to shares of common stock issued to our employees or the employees of one of our group companies pursuant to stock awards granted under the 2014 Long-Term Incentive Plan and the 2014 Director Plan. Our Supervisory Board is authorized by our Articles of Association for a period of five years until November 21, 2016 to limit or exclude any pre-emptive rights to which shareholders may otherwise be entitled in connection with the issuance of shares. The above authority to limit or exclude pre-emptive rights can only be exercised if at that time the authority to issue shares is in full force and effect. The authority to limit or exclude pre-emptive rights may be extended from time to time, with periods not exceeding five years, by a resolution of the general meeting of shareholders adopted with a simple majority if more than 50% of the company’s issued capital is represented at the relevant general meeting. If less than 50% of the issued capital is represented at the relevant general meeting, a resolution to limit or exclude pre-emptive rights requires a majority of two-thirds of the votes cast. At the 2015 annual meeting, we obtained authorization to limit or exclude preemptive rights in connection with issuances of up to 10% of our common shares and/or preference shares per annum for an eighteen-month period until November 21, 2016. At the 2016 annual meeting, our shareholders will be asked to approve an extension of this authority for an eighteen-month period from the date of the annual meeting until November 19, 2017 to limit or exclude preemptive rights up to a maximum of 10% of outstanding shares per annum. Because the record date for the 2016 annual meeting has passed, shares purchased in this offering will not be entitled to vote at the annual meeting.

Repurchase of Shares of Capital Stock

Under Dutch law, a public company with limited liability (naamloze vennootschap) may acquire its own shares, subject to certain provisions of Dutch law and our Articles of Association. According to the Dutch Civil Code, we and our subsidiaries may repurchase and can hold up to 50% of our issued share capital at one time, if such repurchase has been approved by the shareholders. In connection with our initial public offering in September 1995, our shareholders authorized our Management Board to repurchase up to 10% of our issued share capital, the maximum allowed under Dutch law at the time, for a period of 18 months. At our annual shareholders’ meeting on May 21, 2015, our shareholders authorized an extension until November 21, 2016 of the existing authorization of our Management Board to repurchase up to 10% of the issued share capital through one or more purchases at the stock exchanges where our shares are listed or otherwise, and to determine the price of shares at any price in the open market, such price not to exceed $350.00 per share or its equivalent in other currencies. At our 2016 annual shareholders’ meeting on May 19, 2016, our shareholders will be asked to approve an extension authorizing our Management Board to repurchase up to 10% of our issued share capital for an eighteen-month period, until November 19, 2017. This authorization of our Management Board must be renewed every 18 months. Because the record date for the 2016 annual meeting has passed, shares purchased in this offering will not be entitled to vote at the annual meeting.

Capital Reduction

Subject to Dutch law and our Articles of Association, pursuant to a proposal of the Supervisory Board, the general meeting of shareholders may resolve to reduce the outstanding capital stock by cancellation of shares or by reducing the nominal value of the shares by means of an amendment to our Articles of Association. The affirmative vote of the majority of the votes cast at the general meeting is required to cancel our repurchased shares if more than one-half of our issued share capital is represented at the general meeting. If less than one-half of our issued share capital is represented at the general meeting, then the affirmative vote of two-thirds of the votes cast at the general meeting is required to approve the cancellation of our repurchased shares. Under Dutch law and our Articles of Association, common shares abstaining from voting and broker non-votes will not count as votes cast at the general meeting.

After the general meeting of shareholders, if a share cancellation is approved, we will file a copy of the extract of the minutes of the general meeting of shareholders with the Dutch trade registry and will subsequently publish a notice of such deposit in a Dutch daily newspaper. If no creditors oppose the capital reduction within two months after the publication in a Dutch daily newspaper, then the cancellation of the shares will become effective after this two-month waiting period.

General Meeting of Shareholders

Procedures and Admissions

Pursuant to our Articles of Association, general meetings of shareholders are held in Amsterdam, the Netherlands in the municipality in which the company has its corporate seat, Delft, Rotterdam, Den Haag, Utrecht or Haarlemmermeer. A general meeting of shareholders will be held at least once a year within the period required by Dutch law, which is currently no later than six months after the end of our financial year. Extraordinary general meetings of shareholders will be held as frequently as needed; however, they must be convened by the Management Board and/or the Supervisory Board. The Management Board and/or the Supervisory Board must give public notice of a general meeting of shareholders or an extraordinary meeting of shareholders, by at least such number of days prior to the day of the meeting as required by Dutch law, which is currently 15 days. The agenda for a meeting of shareholders must contain such items as the Management Board, Supervisory Board or the person or persons convening the meeting determine. The agenda shall also include any matter, the consideration of which has been requested by one or more shareholders, representing alone or jointly with others at least such percentage of the issued capital stock as determined by Dutch law, which is currently set at three percent. The request to consider such matter should have been received by us no later than on the 60th day prior to the day of the meeting accompanied by a statement containing the reasons for the request. The agenda for the annual general meeting of shareholders shall contain, among other items, items placed on the agenda in accordance with Dutch law and our Articles of Association, the consideration of the annual report, the discussion and adoption of our annual accounts, our compensation philosophy or policies, our policy regarding dividends and reserves and the proposal to pay a dividend (if applicable), proposals relating to the composition of the Management Board and Supervisory Board, including the filling of any vacancies on those boards, the proposals placed on the agenda by Supervisory Board for their supervision during the financial year, together with the items proposed by shareholders in accordance with provisions of Dutch law and our Articles of Association. Shareholders are entitled to attend our general meeting of shareholders, to address the general meeting of shareholders and to vote, either in person or represented by a person holding a written proxy. The requirement that a proxy must be in written form is also fulfilled when it is recorded electronically. The holder of a right of usufruct or a pledgee with voting rights is entitled to request an item to be placed on the agenda of the general meeting of shareholders, to attend the general meeting of shareholders, to address the general meeting of shareholders and to vote. Under Dutch law, shareholders’ resolutions may be adopted in writing without holding a meeting of shareholders, provided that (i) our Articles of Association explicitly allow such practice and (ii) all shareholders entitled to vote are in favor of the resolution to be adopted. Members of the Management Board and Supervisory Board are authorized to attend general meetings of shareholders. They have an advisory vote. The general meeting of shareholders is presided over by the Chairman of the Supervisory Board. In the absence of the chairman, the general meeting will itself decide who is to chair the meeting.

Voting Rights

Under Dutch law, each share of common stock confers the right to cast one vote at the general meeting of shareholders. Each shareholder may cast as many votes as it holds shares. Pursuant to our Articles of Association, each share (whether common or preferred) will confer the right to cast one vote. Resolutions by the general meeting of shareholders must be adopted by an absolute majority of votes cast, unless another standard of votes and / or a quorum is required by virtue of Dutch law or our Articles of Association. There is no required quorum under Dutch law for shareholder action at a properly convened shareholder meeting, except in specific instances prescribed by Dutch law or our Articles of Association. According to our Articles of Association, each resolution by the general meeting requires a two-thirds majority of the votes cast representing more than half of the issued share capital, except for (i) resolutions to be adopted pursuant to a proposal by the Supervisory Board, which require a simple majority regardless of the number of votes cast at the relevant general meeting, and (ii) resolutions to amend the Articles of Association, which require a two-thirds majority of the votes cast representing more than half of the issued share capital and can be adopted only pursuant to a proposal by the Management Board which proposal requires approval by the Supervisory Board. Each shareholder has the right to participate in, address and exercise its right to vote at the general meeting of shareholders in person or by written proxy or by electronic means of communication, subject to certain conditions for the use of electronic means of voting set by or pursuant to the Articles of Association. No votes may be cast at a general meeting of shareholders on the shares held by us or our subsidiaries. Nonetheless, the holders of a right of usufruct and the holders of a right of pledge in respect of the shares held by us or our subsidiaries in our capital stock are not excluded from the right to vote on such shares, if the right of usufruct or the right of pledge was granted prior to the time such shares were acquired by us or any of our subsidiaries. Neither we nor our subsidiaries may cast votes in respect of a share on which we or such subsidiary holds a right of usufruct or a right of pledge. Dutch law requires that the record date be on the 28th day prior to the date of the general meeting. Shareholders as of the record date shall be deemed entitled to attend and to vote at the general meeting. Because the record date for the 2016 annual meeting has passed, shares purchased in this offering will not be entitled to vote at, and the holders therof will not be entitled to attend, the annual meeting. There is no specific provision in Dutch law relating to adjournment of the general meeting of shareholders.

Shareholder Vote on Certain Reorganizations

Under Dutch law, the approval of our general meeting of shareholders is required for any significant change in the identity of us or our business.

Appraisal Rights

Subject to certain exceptions, Dutch law does not recognize the concept of appraisal or dissenters’ rights.

Anti-Takeover Provisions

Under Dutch law, protective measures against takeovers are possible and permissible, within the boundaries set by Dutch law and Dutch case law. The following resolutions and provisions of our Articles of Association may have the effect of making a takeover of our company more difficult or less attractive, including:

•	until November 21, 2016, our Supervisory Board has been designated to issue shares and grant rights to subscribe for shares in the form of common or preferred stock, up to the amount of our authorized capital stock and to limit or exclude pre-emptive rights on shares; and

•	shareholder action by written consent is not permitted, thereby requiring all shareholder actions to be taken at a general meeting of shareholders.

Subject to the limits of the New York Stock Exchange listing rules, any preferred stock described above would vote together with the shares of common stock on matters submitted to shareholders for approval and have the same number of votes per share as the number of shares of common stock. By issuing the preferred stock in the appropriate number, this anti-takeover measure may result in the holders of such preferred stock having voting power equal to all issued shares of common stock. This anti-takeover measure can be used to provide time for our Management Board and Supervisory Board to negotiate the terms of a possible transaction that is in the best interest of all our stakeholders. In the event of a hostile takeover bid, in general, our Management Board and Supervisory Board still have the duty to act in the interest of our company and all its stakeholders.

Inspection of Books and Records

The Management Board provides all information required by Dutch law at the general meeting of shareholders and makes the information available to individual shareholders at the office of the company with copies available upon request. The part of our shareholders’ register kept in the Netherlands is available for inspection by the shareholders.

Amendment of our Articles of Association

The general meeting of shareholders is able to effect an amendment of the Articles of Association only upon a proposal of our Management Board, which proposal requires approval from our Supervisory Board and by a two-thirds majority of the votes cast representing more than half of the issued share capital. A proposal to amend the Articles of Association where by any change would be made in the rights which vest in the holders of shares in a specific class in their capacity as such, shall require the prior approval of the meeting of the holders of the shares of that specific class.

Dissolution, Merger or Demerger

The general meeting of shareholders will only be able to effect a dissolution of the company. The liquidation of the company shall be carried out by the Management Board, if and to the extent the general meeting of shareholders has not appointed one or more other liquidators.

Under Dutch law, a resolution for a legal merger (juridische fusie) or legal demerger (juridische splitsing) is adopted in the same manner as a resolution to amend our Articles of Association. The general meeting of shareholders may, in accordance with the relevant merger or demerger proposal, adopt a resolution for a legal merger or legal demerger, only upon a proposal of our Management Board, which proposal requires approval from our Supervisory Board and a two-thirds majority of the votes cast representing more than half of the issued share capital.

Shareholder Suits

If a third party is liable to a Dutch company, under Dutch law generally shareholders do not have the right to bring an action on behalf of the company or bring an action on their own behalf to recover damages sustained as a result of a decrease in value, or loss of an increase in value, of their stock. Only in the event that the cause for the liability of such third party to the company also constitutes a tortious act directly against such shareholder and the damages sustained are permanent may that shareholder have an individual right of action against such third party on its own behalf to recover such damages. The Dutch Civil Code provides for the possibility to initiate such actions collectively. A foundation or an association whose objective, as stated in its articles of association, is to protect the rights of a group of persons having similar interests may institute a collective action. The collective action cannot result in an order for payment of monetary damages but may result in a declaratory judgment (verklaring voor recht), for example, declaring that a party has acted wrongfully or has breached fiduciary duty. The foundation or association and the defendant are permitted to reach (often on the basis of such declaratory judgment) a settlement, which provides for monetary compensation of damages. A designated Dutch court may declare the settlement agreement binding upon all the injured parties whereby an individual injured party will have the choice to opt-out within the term set by the court (at least three months). Such individual injured party may also individually institute a civil claim for damages within the aforementioned term.

Squeeze-Out

Under Dutch law, a shareholder who holds at least 95% of our issued capital for its own account may institute proceedings against the other shareholders jointly for the transfer of their shares to the shareholder. The proceedings are held before the Enterprise Division (Ondernemingskamer) of the Court of Appeal in Amsterdam, which may award the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will render an opinion to the Enterprise Chamber on the value of the shares. The court shall disallow the proceedings against all other defendants if (i) notwithstanding compensation, a defendant would sustain serious tangible loss by the transfer; (ii) the defendant is the holder of a share in which a special right of control of the company is vested under our Articles of Association; or (iii) a claimant has, as against a defendant, renounced his power to institute such proceedings. Once the order for transfer has become final, the acquirer must give written notice of the price and the date on which and the place where the price is payable to the minority shareholders whose addresses are known to the acquirer. Unless all addresses are known to the acquirer, it must also publish the same in a daily newspaper with nationwide distribution.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

MATERIAL NETHERLANDS INCOME AND ESTATE TAX CONSIDERATIONS

Certain Dutch Tax Considerations

General

The following is a general summary of certain material Dutch tax considerations of the acquiring, holding and selling of common stock. This summary does not purport to describe all possible tax considerations or consequences that may be relevant to all categories of investors, some of which may be subject to special treatment under applicable law (such as trusts or other similar arrangements), and in view of its general nature, it should be treated with corresponding caution. Holders or prospective holders of common stock should consult with their tax advisors with regard to the tax consequences of investing in common stock in their particular circumstances. The discussion below is included for general information purposes only.

Please note that this summary does not describe the tax considerations for:

•	a holder of common stock if such holder, and in the case of an individual, his/her partner or certain of their relatives by blood or marriage in the direct line (including foster children), has a substantial interest or deemed substantial interest in us under the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company, if such holder alone or, in the case of an individual, together with his/her partner (a statutorily defined term), directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding share capital of that company or of 5% or more of the issued and outstanding share capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of our liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

•	a holder of common stock where such holding of common stock qualifies or qualified as a participation for purposes of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). Generally, a taxpayer’s shareholding of 5% or more in a company’s nominal paid-in share capital qualifies as a participation. A holder may also have a participation if such holder does not have a 5% shareholding but a related entity (a statutorily defined term) has a participation or if the company in which the shares are held is a related entity;

•	a holder of common stock who is an individual for whom common stock or any benefit derived from common stock is a remuneration or deemed to be a remuneration for activities performed by such holder or certain individuals related to (a statutorily defined term) such holder; or

•	pension funds, investment institutions (fiscale beleggingsinstellingen), exempt investment institutions (vrijgestelde beleggingsinstellingen) and other entities that are, in whole or in part, not subject to or exempt from corporate income tax in the Netherlands, as well as entities that are exempt from corporate income tax in their country of residence.

Except as otherwise indicated, this summary only addresses Dutch national tax legislation and published regulations, whereby “Dutch” or “the Netherlands” refer only to the part of the Kingdom of the Netherlands located in Europe, as in effect on the date hereof and as interpreted in published case law until this date, without prejudice to any amendment introduced at a later date and implemented with or without retroactive effect.

Withholding Tax

Dividends distributed by us generally are subject to Dutch dividend withholding tax at a rate of 15%. The expression “dividends distributed” includes, among other things:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognised for Dutch dividend withholding tax purposes;

•	liquidation proceeds, proceeds of redemption of common stock, or proceeds of the repurchase of common stock by us or one of our subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in capital of such common stock as recognised for purposes of Dutch dividend withholding tax, unless, in case of a repurchase, a particular statutory exemption applies;

•	an amount equal to the par value of common stock issued or an increase of the par value of common stock, to the extent that it does not appear that a contribution, recognised for purposes of Dutch dividend withholding tax, has been made or will be made; and

•	partial repayment of the paid-in capital, recognised for purposes of Dutch dividend withholding tax, if and to the extent that we have net profits (zuivere winst), unless the holders of common stock have resolved in advance at a general meeting to make such repayment and the par value of the common stock concerned has been reduced by an equal amount by way of an amendment of our Articles of Association.

If a holder of common stock is resident in a country other than the Netherlands and if a double taxation convention is in effect between the Netherlands and such other country, such holder of common stock may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from, or refund of, Dutch dividend withholding tax.

Individuals and corporate legal entities who are resident or deemed to be resident in the Netherlands for Dutch tax purposes (“Dutch Resident Individuals” and “Dutch Resident Entities”, as the case may be), can generally credit the Dutch dividend withholding tax against their income tax or corporate income tax liability, respectively. The same generally applies to a holder of common stock that is neither resident nor deemed to be resident of the Netherlands if the common stock is attributable to a Dutch permanent establishment of such non-resident holder of common stock.

In general, we will be required to remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities. However, under certain circumstances, we are allowed to reduce the amount to be remitted to the Dutch tax authorities by the lesser of:

•	3% of the portion of the distribution paid by us that is subject to Dutch dividend withholding tax; and

•	3% of the dividends and profit distributions, before deduction of non-Dutch withholding taxes, received by us from qualifying non-Dutch subsidiaries in the current calendar year (up to the date of our distribution) and the two preceding calendar years, as far as such dividends and profit distributions have not yet been taken into account for purposes of establishing the abovementioned reduction.

Although this reduction reduces the amount of Dutch dividend withholding tax that we are required to remit to the Dutch tax authorities, it does not reduce the amount of tax that we are required to withhold on dividends distributed. Upon request, we will provide holders of common stock with information regarding the portion of the Dutch withholding tax that was retained by us.

Pursuant to legislation to counteract “dividend stripping”, a reduction, exemption, credit or refund of Dutch dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner as described in the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965). This legislation generally targets situations in which a shareholder retains the economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. These rules may also apply if the recipient of the dividends is not aware that a dividend stripping transaction took place. The Dutch State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation is also relevant in the context of a double taxation convention.

Taxes on Income and Capital Gains

Dutch Resident Individuals

If a holder of common stock is a Dutch Resident Individual, any benefit derived or deemed to be derived from the common stock is taxable at progressive income tax rates (with a maximum of 52%), if:

(a) the common stock is attributable to an enterprise from which the Dutch Resident Individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise, without being an entrepreneur or a shareholder, as defined in the Dutch Income Tax Act 2001; or

(b) the holder of the Common stock is considered to perform activities with respect to the common stock that go beyond ordinary asset management (normaal actief vermogensbeheer) or derives benefits from the common stock that are otherwise taxable as benefits from other activities (resultaat uit overige werkzaamheden).

If the abovementioned conditions (a) and (b) do not apply to the individual holder of Common stock, the Common stock are recognised as investment assets and as such included in such holder’s net investment asset base (rendementsgrondslag). Such holder will be taxed annually on a deemed income of 4% of his or her net investment assets for the year at an income tax rate of 30%. The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on 1 January of the relevant calendar year. A tax free allowance may be available. Actual benefits derived from the common stock are as such not subject to Dutch income tax.

A law has been enacted pursuant to which, beginning on 1 January 2017, the taxation of income from savings and investments will be amended and the deemed income will no longer be fixed at 4%, but instead a variable return between 2.9% and 5.5% (depending on the amount of the individual Security Holder’s net investment assets for the year) will be applied. However, at the request of the Dutch Parliament, the Dutch Ministry of Finance will also review in the course of 2016 whether the taxation of income from savings and investments can be based on the actual income and/or gains realised in respect of the Securities instead of a deemed return.

Dutch Resident Entities

Any benefit derived or deemed to be derived from common stock held by Dutch Resident Entities, including any capital gains realised on the disposal thereof, will generally be subject to Dutch corporate income tax at a rate of 25% (a corporate income tax rate of 20% applies with respect to taxable profits up to EUR 200,000).

Non-residents of the Netherlands

A holder of common stock will not be subject to Dutch taxes on income or on capital gains in respect of the distribution, exercise or disposal of the Rights, except as described under “withholding tax” above, on any payment under the common stock, or on any gain realised on the disposal or deemed disposal of the common stock, provided that:

(a) such holder is neither a resident nor deemed to be resident in the Netherlands for Dutch tax purposes;

(b) such holder does not have an interest in an enterprise or a deemed enterprise (a statutorily defined term) which, in whole or in part, is either effectively managed in the Netherlands or is carried out through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise, or part of an enterprise, the common stock is attributable; and

(c) in the event such holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the common stock that go beyond ordinary asset management and does not derive benefits from the common stock that are otherwise taxable as benefits from other activities in the Netherlands.

Gift and Inheritance Taxes

Residents of the Netherlands

Gift and inheritance taxes will be levied in the Netherlands with respect to a gift of common stock by, or inheritance of common stock on the decease of, a holder of common stock who is resident or deemed to be resident in the Netherlands at the time of the gift or his/her decease.

Non-residents of the Netherlands

No Dutch gift or inheritance taxes will be levied with respect to a gift of common stock by, or inheritance of common stock on the decease of, a holder of common stock who is neither resident nor deemed to be resident in the Netherlands, unless:

(a) in the case of a gift of common stock by an individual who, at the date of the gift, was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands; or

(b) the transfer of common stock is otherwise construed as a gift or inheritance made by, or on behalf of, a person who, at the time of the gift or decease, is or is deemed to be resident in the Netherlands.

For purposes of Dutch gift and inheritance taxes, amongst others, a person that holds the Dutch nationality will, among other instances, be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his/her decease. Additionally, for purposes of Dutch gift tax, amongst others, a person not holding the Dutch nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the 12 months preceding the date of the gift.

Value Added Tax

In general, no Dutch value added tax will arise in respect of payments in consideration for the issue of common stock or in respect of a cash payment made under common stock, or in respect of a transfer of common stock.

Other Taxes and Duties

No registration tax, customs duty, transfer tax, stamp duty, capital tax or any other similar documentary tax or duty will be payable in the Netherlands by a holder of common stock in respect of or in connection with the purchase, ownership and disposal of the common stock.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations to U.S. Holders (as defined below) relating to the acquisition, ownership and disposition of our common stock. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury Regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and official pronouncements and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, or different interpretations, which could affect the accuracy of the statements and conclusions set forth below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion applies only to U.S. Holders (as defined below) that hold our common stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders and does not address U.S. federal alternative minimum, estate, gift or generation-skipping tax considerations, the Medicare tax on net investment income or the tax considerations arising under the laws of any foreign, state, local or other jurisdiction or any income tax treaty. In addition this discussion does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws such as (without limitation):

•	banks and certain other financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	dealers or traders in securities or currencies;

•	brokers;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	tax-exempt or governmental organizations, retirement plans, individual retirement accounts and other tax-deferred accounts;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	persons who own, actually or under applicable constructive ownership rules, 10% or more of the total combined voting power of all classes of our stock entitled to vote; or

•	persons who have been, but are no longer, citizens or residents of the United States (U.S. expatriates).

As used in this discussion, a “U.S. Holder” is any beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	an individual who is a U.S. citizen or resident alien;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if (1) a United States court is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. A partner of a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) considering the acquisition of our common stock should consult its own tax advisors regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of our common stock by the partnership.

Taxation of Distributions

Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount (before reduction for any Dutch withholding tax) of distributions paid by us to a U.S. Holder with respect to our common stock generally will be treated as a dividend to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends generally will be includible in a U.S. Holder’s gross income in accordance with the U.S. Holder’s method of accounting. U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to dividends they receive from us because we are not a U.S. corporation.

To the extent distributions to a U.S. Holder exceed our current and accumulated earnings and profits, such distributions will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in our common stock and will reduce (but not below zero) such basis (thereby increasing the amount of gain or decreasing the amount of loss that a U.S. Holder would recognize on a subsequent disposition of our common stock) and thereafter as gain from the sale or exchange of such common stock, the consequences of which are described below under “—Taxation of Sale, Exchange or Other Taxable Disposition of Common Stock.”

Dividends received from us by a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) generally will be treated as “qualified dividend income” currently taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that (i) our common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange) or we are eligible for the benefits of the income tax treaty between the United States and the Netherlands; (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which our management does not believe we are, have been or will be, as discussed below under “—PFIC Status and Significant Tax Consequences”); (iii) the U.S. Individual Holder has owned its shares of our common stock for more than 60 days during the 121-day period beginning 60 days before the date on which the common stock become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common stock); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. U.S. Individual Holders should consult their tax advisors regarding the availability of the preferential rates applicable to qualified dividend income for any dividends we pay with respect to our common stock.

U.S. Holders may be subject to Dutch withholding taxes on distributions paid with respect to our common stock. The limitations on foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability are calculated separately with respect to specific classes of income. For foreign tax credit purposes, dividends received by a U.S. Holder with respect to shares of a foreign corporation generally constitute foreign-source income and are treated as “passive category” or “general category” income. Dividends received with respect to our common stock generally will be treated as foreign-source passive category income for this purpose. Subject to certain limitations, Dutch withholding tax on distributions paid will be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may, subject to applicable limitations, elect to deduct the otherwise creditable Dutch withholding taxes for U.S. federal income tax purposes.

For foreign tax credit purposes, if we are a “United States-owned foreign corporation” (as defined below), dividends on our common stock may be re-characterized as “U.S. source income” in the same proportion as the percentage of our earnings and profits (as determined under U.S. tax principles) from sources within the United States. A foreign corporation is a “United States-owned foreign corporation” if 50% or more (by vote or by value) of the stock of such corporation is held, directly or indirectly (as determined for this purpose), by United States persons (as defined in the Code). In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. It appears that, as of the date hereof, United States persons own 50% or more of the voting power and value of our common stock, and thus a portion of the dividends received by a U.S. Holder may be treated as U.S. source income for purposes of calculating such U.S. Holder’s foreign tax credit limitation. To the extent that a U.S. Holder is unable to establish that all or a portion of a dividend from us is foreign source income, the value of any potential foreign tax credit attributable to foreign withholding taxes on our dividends could be limited.

The rules governing the foreign tax credit are complex and their application depends on each taxpayer’s particular circumstances. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale, Exchange or Other Taxable Disposition of Common Stock

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize gain or loss on the sale, exchange or other taxable disposition of a share of our common stock in an amount equal to the difference between the amount realized on such sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the share. The U.S. Holder’s adjusted tax basis in the share of common stock will generally equal the cost of such share, reduced (but not below zero) by any distributions treated as a tax-free return of capital as discussed above under “—Taxation of Distributions.” Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for the share of common stock exceeds one year on the date of the sale or disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.

PFIC Status and Significant Tax Consequences

Special, adverse U.S. federal income tax rules apply to U.S. Holders owning stock of a PFIC. A non-U.S. corporation will be a PFIC in any taxable year in which (i) at least 75% of its gross income (including its proportionate share of the gross income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of such corporation’s stock) for such taxable year consists of certain types of passive income (e.g., dividends, interest, capital gains, royalties and the excess of gains over losses from sales of commodities); or (ii) at least 50% of the average value of its assets (including its proportionate share of the assets of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of such corporation’s stock) is attributable to assets that produce, or are held for the production of, passive income. Based on estimates of our gross income, the nature and value of our assets, the manner in which we conduct our business and our expectation for the manner in which such business will be conducted in the future, we do not believe that we were a PFIC for our 2015 taxable year and do not expect to be treated as a PFIC in the current taxable year or any future taxable year. However, PFIC status is determined on a year-by-year basis and the determination is very fact specific. As a result, there can be no assurance as to our PFIC status in the current year or in any future year. U.S. Holders are urged to consult their own tax advisors regarding the adverse tax consequences of owning the common stock were we to be a PFIC, certain elections that may be made that are designed to lessen the adverse tax consequences and reporting requirements that are applicable to U.S. Holders of stock of a PFIC.

Information Reporting and Backup Withholding

Distributions paid with respect to our common stock and proceeds from a sale, exchange or redemption of our common stock made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or that is a corporation or entity that is otherwise exempt from backup withholding. U.S. Holders who are exempt from backup withholding should still complete IRS Form W-9 to avoid possible erroneous backup withholding. U.S. Holders of our common stock should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

Reporting on Foreign Financial Assets

Certain U.S. Holders who are individuals and who hold “specified foreign financial assets” (as defined in section 6038D of the Code) with values in excess of certain dollar thresholds, as prescribed by applicable U.S. Treasury Regulations, are required to report such assets on IRS Form 8938 with their U.S. federal income tax returns. Specified foreign financial assets include stock of a non-U.S. corporation (such as our common shares) that is not held in an account maintained by a “financial institution” (as defined in section 1471(d)(5) of the Code). An individual who fails to timely furnish the required information may be subject to a penalty. Additionally, in the event a U.S. Holder does not file the required information, the statute of limitations may not close until three years after such information is filed. Under certain circumstances, an entity may be treated as an individual for purposes of the foregoing rules. U.S. Holders are encouraged to consult their tax advisors regarding these reporting requirements and any other reporting requirements that may be applicable to their particular circumstances.

THE DISCUSSION ABOVE DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

UNDERWRITING (CONFLICTS OF INTEREST)

Credit Suisse Securities (USA) LLC is acting as the sole underwriter of this offering. Subject to the terms and conditions set forth in an underwriting agreement, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase from us 1,475,000 shares of common stock. The underwriting agreement will provide that the underwriter’s obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by its option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriter being true;

•	there having been no material change in our business or the financial markets; and

•	our delivery of customary closing documents to the underwriter.

Commissions and Expenses

The underwriter may receive from purchasers of the common stock normal brokerage commissions in amounts agreed with such purchasers. The underwriter may offer the common stock from time to time for sale in one or more transactions on the New York Stock Exchange or Euronext Amsterdam, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. In connection with the sale of the common stock offered hereby, the underwriter may be deemed to have received compensation in the form of underwriting discounts. The underwriter may effect such transactions by selling common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriter and/or purchasers of common stock for whom they may act as agents or to whom they may sell as principal.

We will pay the expenses incurred in connection with this offering. The expenses of this offering (other than the underwriting discounts and commissions) that are payable by us are estimated to be approximately $700,000.

Option to Purchase Additional Shares

We have granted an option to the underwriter, exercisable for 30 days after the date of this prospectus, to purchase up to 221,250 additional shares on the same terms and conditions as set forth above.

No Sales of Similar Securities

We, our executive officers and directors have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 60 days after the date of this prospectus without first obtaining the written consent of Credit Suisse Securities (USA) LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

•	This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Notwithstanding the above, this lock-up provision will not apply to us with respect to, among other things, (i) the common stock offered hereby, (ii) any shares of our common stock issued by us upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof, (iii) any shares of our common stock issued or options to purchase our common stock granted pursuant to existing employee benefit plans, (iv) issuances to our employees under the terms of the employee stock purchase plan in effect on the date hereof, and (v) any shares of our common stock issued pursuant to any non-employee director stock plan or dividend reinvestment plan. Notwithstanding the above, this lock-up provision will not apply to our directors and officers with respect to, among other things, and subject to certain additional limitations, (i) common stock issued to our directors and officers upon the vesting of restricted stock units to offset related tax obligations and (ii) bona fide gifts and transfers to any trust for the direct or indirect benefit of our directors and officers or the immediate family of our directors and officers.

Exchanges

Our common stock is listed on the New York Stock Exchange and Euronext Amsterdam under the symbol “CLB”.

Indemnification

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make for these liabilities.

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriter and selling group members from bidding for and purchasing our common stock. However, the representative may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriter may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriter of a greater number of shares than it is required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriter’s option to purchase additional shares described above. The underwriter may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriter in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriter may conduct these transactions on the New York Stock Exchange and Euronext Amsterdam, in the over-the-counter market or otherwise.

Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriter make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the internet sites or through other online services maintained by the underwriter, or by its affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. The underwriter may agree to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriter on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by the underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter and should not be relied upon by investors.

Conflicts of Interest

Because a member of the selling group is a lender under our revolving credit facility and will receive 5% or more of the net proceeds of this offering due to our repayment of amounts outstanding under our revolving credit facility using the net proceeds from this offering, it is deemed to have a “conflict of interest” under Rule 5121 of the FINRA rules. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. The appointment of a “qualified independent underwriter” is not required in connection with this offering as a “bona fide public market,” as defined in Rule 5121, exists for our common stock.

Other Relationships

The underwriter and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU) and includes any relevant implementing measure in the relevant member state.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriter with a view to the final placement of the shares as contemplated in this prospectus supplement. Accordingly, no purchaser of the shares, other than the underwriter, is authorized to make any further offer of the shares on behalf of the sellers or the underwriter.

Notice to Prospective Investors in the Netherlands

The shares may not be offered or sold in the Netherlands other than to persons or entities which are qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Notice to Prospective Investors in the United Kingdom

This prospectus and the accompanying prospectus are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Canadian Residents

Resale Restrictions

The distribution of common stock in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of our common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian Purchasers

By purchasing our common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the shares of common stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions,

•	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

•	where required by law, the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that the underwriter named herein are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in our common stock in their particular circumstances and about the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Certain legal matters relating to United States law and certain matters relating to United States federal income taxation will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Unless otherwise indicated, the validity of the common stock being offered by this prospectus and other legal matters concerning this offering relating to Dutch law will be passed upon for us by NautaDutilh N.V., Amsterdam, the Netherlands. Certain legal matters in connection with this offering will be passed upon for the underwriter by Baker Botts L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Core Laboratories N.V. incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2015, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.